NanoVMs Inc.

(a Delaware Corporation)

Audited Financial Statements

Period of January 1, 2021
through December 31, 2021

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

NanoVMs Inc.

Table of Contents



Independent Auditor's Report

March 7, 2022
To: Board of Directors of NanoVMs Inc.
Attn: Ian Eyberg, CEO
Re: 2021 Financial Statement Audit – NanoVMs Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of NanoVMs Inc., which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of NanoVMs Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of NanoVMs Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1 and Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about NanoVMs Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of NanoVMs Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about NanoVMs Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
March 7, 2022

NANOVMS, INC.
BALANCE SHEET
As of December 31, 2021
(Audited)

ASSETS

Current Assets		
Cash and cash equivalents	$	208,031
Deposits		3,500
Prepaid expenses		16,936
Research and development credit receivable		32,716
Total Current Assets		**261,184**
Total Assets	$	**261,184**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$	6,487
Payroll liabilities		1,431
Deferred grant revenue		160,238
Convertible notes		442,897
Total Current Liabilities		**611,054**
Total Liabilities		**611,054**
Stockholders' Equity		
Common Stock, $0.0001 par value; 16,000,000 authorized;		
10,464,979 issued and outstanding as of December 31, 2021		1,046
Preferred Stock, $0.0001 par value; 4,159,707 authorized;		
4,159,707 issued and outstanding as of December 31, 2021		416
Additional Paid in Capital		1,691,146
Additional Paid in Capital-SAFEs		968,399
Additional Paid in Capital-stock options		21,674
Retained Earnings (Accumulated Deficit)		(3,032,551)
Total Stockholders' Equity (Deficit)		**(349,871)**
Total Liabilities and Stockholders' Equity	$	**261,183**

The accompanying notes are an integral part of these financial statements.

NANOVMS, INC.
INCOME STATEMENT
For the Year Ended December 31, 2021
(Audited)

Revenues	$	14,554
Cost of revenues		-
Net Profit		**14,554**
Operating Expenses		
General and administrative		6,946
Equipment and software		17,055
Salary and wages		629,691
Professional services		41,893
Marketing and advertising		179,988
Facilities expense		16,626
Total Operating Expenses		**892,200**
Net Operating Loss		**(877,646)**
Other Income (Expense)		
Grant income		86,310
Income tax credit		19,076
Stock compensation expense		(473)
Total Other Income (Expense)		**104,913**
Net Income (Loss)	$	**(772,733)**

The accompanying notes are an integral part of these financial statements.

NANOVMS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For Year Ended December 31, 2021

(Audited)

	Common Stock		Preferred Stock		Additional Paid in Capital	Additional paid in capital SAFE	Additional paid in capital-stock options	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Value ($ par)	Shares	Value ($ par)					
Balance as of December 31, 2020	10,464,979	$ 1,046	4,159,706	$ 416	$ 1,691,146	$ 968,399	$ 21,201	$ (2,259,818)	$ 422,390
Vesting Stock options	-	-	-	-	-	-	473	-	473
Net loss	-						-	(772,733)	(772,733)
Balance as of December 31, 2021	10,464,979	$ 1,046	4,159,706	$ 416	$ 1,691,146	$ 968,399	$ 21,674	$ (3,032,551)	$ (349,871)

The-accompanying notes are an integral part of these financial statements.

NANOVMS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	(772,733)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operations:		
Stock compensation expense		473
Changes in operating assets and liabilities:		
Prepaids		(593)
Tax credit receivable		(12,184)
Accounts payable		5,758
Payroll liabilities		1,431
Deferred grant income		160,238
Net cash provided by (used in) operating activities		**(617,610)**
Cash Flows from Financing Activities		
Issuance of convertible notes		442,897
Net cash used in financing activities		**442,897**
Net change in cash and cash equivalents		**(174,713)**
Cash and cash equivalents at beginning of period		382,744
Cash and cash equivalents at end of period	$	**208,031**

The accompanying notes are an integral part of these financial statements.

NANOVMS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS

NanoVMs, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on August 5, 2015, originally under the name of DEFERPANIC, INC. The Company is creating an operating system designed for today's generation of cloud infrastructure. The Company's headquarters are in San Francisco, California. The company began operations in 2015.

Since Inception, the Company has relied on advances from owners and related parties, the issuance of common, preferred stock and convertible notes, and issuance of Simple Agreements for Future Equity ("SAFEs") to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 11), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit-worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had $208,031 of cash on hand, respectively.

Fixed Assets

Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with FASB ASC 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets based on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021 as the Company had no fixed assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company is taxed as a "C" Corporation. There is a 100 percent valuation allowance against the net operating losses generated by the Company at December 31, 2021.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

In accordance with ASC 606 the Company recognizes revenue from contracts with customers using the five-step model as follows:
1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price 10 the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

The Company recognizes revenue when has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For year ending December 31, 2021 the Company recognized $14,554 in revenue.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with ASC 718, *Compensation-Stock Compensation* ("ASC 718"). ASC 718 requires all stock-based payments to employees and directors, including grants of restricted stock units and stock option awards, to be recognized as expense in the statements of operations based on their grant date fair values. Grants of restricted stock units and stock option awards to other service providers, referred to as non-employees, are measured based on the grant-date fair value of the award and expensed in the Company's statement of operations over the vesting period.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021 the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02, *Leases*, will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RESEARCH AND DEVELOPMENT RECEIVABLE

The Company has recognized a tax benefit receivable for research and development credit it intends to take, and credits outstanding from prior years totaling $32,716 as of December 31, 2021.

NOTE 4 – DEFERRED GRANT REVENUE

The Company was awarded grant from the National Science Foundation for $231,548. During 2021, the Company received $206,548 of the grant, the remaining payment of $25,000 will be received when the final report is submitted. The award period of performance is from November 1, 2021 to August 31, 2022. Consistent with expenses incurred during the period of performance, deferred grant income total $160,238 as of December 31, 2021.

Grant revenue recognized during 2021 totaled $46,310 from the above grant, in addition to $40,000 from a grant previously awarded in 2020 (the "Department of Energy Grant"). The Department of Energy has paid out the awarded $172,270 in funding via installments over the lifetime of the grant performance period, and thus no deferred grant revenue has needed to be recorded.

NOTE 5 – CONVERTIBLE NOTES

In 2021, the Company issued $442,897 of unsecured convertible notes with maturity dates of twelve month, with notes accruing at 2% interest per annum. The outstanding principal and unpaid accrued interest of each Note (the "Conversion Amount") shall automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The total number of Conversion Shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the Conversion Amount by the Conversion Price (the "Total Number of Shares"). The Total Number of Shares shall consist of Next Preferred Stock and Common Stock as follows: (i) that number of shares of Next Preferred Stock obtained by dividing (x) the Conversion Amount by (y) the price per share paid with cash by purchasers of Next Preferred Stock in the Next Equity Financing (such number of shares, the "Number of Preferred Stock") and (ii) that number of shares of Common Stock equal to the Total Number of Shares minus the Number of Preferred Stock. The issuance of the Conversion Shares that are Equity Securities sold in the Next Equity Financing pursuant to the conversion of each Note shall be upon and subject to the same terms and conditions applicable to the Equity Securities sold in the Next Equity Financing. The Next Equity Financing shall mean the next sale (or series of related sales) by the Company of its Equity Securities following the date of this Agreement from which the Company receives gross proceeds of not less than $1,000,000.

The Conversion Price shall mean the lesser of (i) 99% of the price paid per share for Equity Securities by the investors paying with cash in the Next Equity Financing or (ii) $20,000,000, divided by the total number of Company Stock outstanding immediately prior to the closing of the Next Equity Financing. The balance of these notes as of December 31, 2021 is $406,037.

NOTE 6 – INCOME TAXES

The Company intends to file its income tax return for the period ended December 31, 2021 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. The Federal net operating loss carry forward as of December 31, 2021 approximates to $2,890,000. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 7 – STOCKHOLDERS' EQUITY

Common Stock

The Company authorized 16,000,000 shares of common stock at $0.0001 par value, issued and outstanding 10,464,979 as of December 31, 2021. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interest in similar companies engaged in similar business to the Company.

Preferred Stock

The Company has authorized 4,159,707 shares of preferred stock at $0.0001 par value, with 4,159,706 issued and outstanding as of December 31, 2021. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interest in similar companies engaged in similar business to the Company.

Additional Paid-In Capital – SAFEs

In 2020, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $968,399. The SAFEs were automatically convertible into shadow series of the equity that the Company issues in a sale of equity in which the Company received not less than $3,000,000 ("Qualified Financing"). The conversion price is the lesser of 90% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of $12,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested and unvested options, but excluding reserved and available shares under an equity incentive plan, convertible promissory notes, and SAFEs.

NOTE 8 – STOCK-BASED COMPENSATION

The Company has a 2015 stock compensation plan which permits the grant or option of shares to its employees for up to 1,039,625 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors. key employees and certain consultants, will encourage and reward such persons' contributions 10 the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock al the da1e of grant. Stock awards vest between two to four years.

As of December 31, 2021, the Company has issued 507,038 stock options for common stock with exercise prices between $0.09 and $0.12 per share. The options vest over two years and expire in ten years. As of December 31, 2021, 387,927 stock options had vested. There was nominal fair value associated with the issuance of these options. 'The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. The expected dividend yield is zero based on the Company not anticipating paying dividends in the foreseeable future.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Lease

The Company leases office space under a noncancelable operating lease. The current amendment requires monthly rental payments of $1,000 and expires March 30, 2022. The Company expects to renew the lease but no formal agreement has been reached. Future rental commitments are as follows for the years ending December 31,

2022	$	3,000
2023 and thereafter		-0-

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $4,031,600 in convertible notes. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $4,031,600 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. The Crowdfunded Offering is being made through StartEngine. The Intermediary will be entitled to receive a 3.5% commission of total proceeds issued in this offering.

As of the date of management's evaluation, the Company has committed investments totaling more than $300,000, and has begun withdrawing funds from the campaign escrow account. Funds that were received in 2021 are already included in the balance of total convertible notes for the year ended December 31, 2021 (see Note 5).

Management's Evaluation

Management has evaluated subsequent events through March 7, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.